        STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(US$ thousands) unaudited	Note	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$37,475	$38,000
Accounts receivable, net of allowance for doubtful accounts	12	239,867	276,590
Other current assets	4	56,360	56,552
Derivative financial assets	12	16,163	36,542
		349,865	407,684
Property, plant and equipment:
Crude oil and natural gas properties (full cost method)	3	1,487,322	1,322,904
Other capital assets	3	9,837	10,685
Property, plant and equipment		1,497,159	1,333,589
Other long-term assets	4	10,561	21,154
Right-of-use assets		25,042	20,556
Deferred income tax asset	10	143,896	154,998
Total Assets		$2,026,523	$1,937,981

Liabilities
Current liabilities
Accounts payable		$400,691	$398,482
Current portion of long-term debt	5	80,600	80,600
Derivative financial liabilities	12	2,195	10,421
Current portion of lease liabilities		12,397	13,664
		495,883	503,167
Long-term debt	5	156,505	178,916
Asset retirement obligation	6	119,050	114,662
Lease liabilities		14,808	9,262
Deferred income tax liability	10	89,264	55,361
Total Liabilities		875,510	861,368

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: June 30, 2023 – 211 million shares December 31, 2022 – 217 million shares	11	2,776,088	2,837,329
Paid-in capital		38,963	50,457
Accumulated deficit		(1,362,697)	(1,509,832)
Accumulated other comprehensive loss		(301,341)	(301,341)
		1,151,013	1,076,613
Total Liabilities & Shareholders' Equity		$2,026,523	$1,937,981

Subsequent Event	11

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2023 Q2 REPORT               1

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

		Three months ended		Six months ended
		June 30,		June 30,
(US$ thousands, except per share amounts) unaudited	Note	2023	2022	2023	2022
Revenues
Crude oil and natural gas sales	7	$350,939	$628,017	$764,121	$1,141,169
Commodity derivative instruments gain/(loss)	12	6,961	(47,553)	34,926	(254,363)
		357,900	580,464	799,047	886,806
Expenses
Operating		89,116	83,366	181,920	166,610
Transportation		34,433	37,830	72,201	73,637
Production taxes		28,765	43,827	58,888	79,182
General and administrative	8	15,074	14,687	34,506	32,268
Depletion, depreciation and accretion		85,117	70,090	172,226	136,781
Interest		3,592	6,098	7,910	12,153
Foreign exchange (gain)/loss	9	(794)	(3,232)	(891)	(2,345)
Other expense/(income)	4, 6	3,728	(309)	1,062	12,388
		259,031	252,357	527,822	510,674
Income/(Loss) Before Taxes		98,869	328,107	271,225	376,132
Current income tax expense/(recovery)	10	3,500	12,000	14,500	17,000
Deferred income tax expense/(recovery)	10	21,136	71,701	45,006	81,483
Net Income/(Loss)		$74,233	$244,406	$211,719	$277,649

Other Comprehensive Income/(Loss)
Unrealized gain/(loss) on foreign currency translation	12	—	1,977	—	1,357
Foreign exchange gain/(loss) on net investment hedge, net of tax	12	—	(14,094)	—	(8,719)
Total Comprehensive Income/(Loss)		$74,233	$232,289	$211,719	$270,287

Net Income/(Loss) per Share
Basic	11	$0.35	$1.01	$0.98	$1.15
Diluted	11	$0.34	$0.99	$0.96	$1.12

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

2               ENERPLUS 2023 Q2 REPORT

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended		Six months ended
	June 30,		June 30,
(US$ thousands) unaudited	2023	2022	2023	2022
Share Capital
Balance, beginning of period	$2,811,708	$3,070,678	$2,837,329	$3,094,061
Purchase of common shares under Normal Course Issuer Bid	(35,653)	(69,074)	(68,503)	(100,416)
Share-based compensation – treasury settled	33	—	7,262	7,959
Balance, end of period	$2,776,088	$3,001,604	$2,776,088	$3,001,604

Paid-in Capital
Balance, beginning of period	$34,295	$36,110	$50,457	$50,881
Share-based compensation – tax withholdings settled in cash	(28)	—	(16,420)	(11,567)
Share-based compensation – treasury settled	(33)	—	(7,262)	(7,959)
Share-based compensation – non-cash	4,729	5,733	12,188	10,488
Balance, end of period	$38,963	$41,843	$38,963	$41,843

Accumulated Deficit
Balance, beginning of period	$(1,406,049)	$(2,218,865)	$(1,509,832)	$(2,238,325)
Net income/(loss)	74,233	244,406	211,719	277,649
Purchase of common shares under Normal Course Issuer Bid	(19,125)	(23,854)	(40,835)	(29,719)
Dividends declared(1)	(11,756)	(9,940)	(23,749)	(17,858)
Balance, end of period	$(1,362,697)	$(2,008,253)	$(1,362,697)	$(2,008,253)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of period	$(301,341)	$(292,552)	$(301,341)	$(297,307)
Unrealized gain/(loss) on foreign currency translation	—	1,977	—	1,357
Foreign exchange gain/(loss) on net investment hedge, net of tax	—	(14,094)	—	(8,719)
Balance, end of period	$(301,341)	$(304,669)	$(301,341)	$(304,669)
Total Shareholders’ Equity	$1,151,013	$730,525	$1,151,013	$730,525
(1)	For the three and six months ended June 30, 2023, dividends declared were $0.055 per share and $0.110 per share, respectively (2022 – $0.043 per share and $0.076 per share, respectively).

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2023 Q2 REPORT               3

Condensed Consolidated Statements of Cash Flows

		Three months ended		Six months ended
		June 30,		June 30,
(US$ thousands) unaudited	Note	2023	2022	2023	2022
Operating Activities
Net income/(loss)		$74,233	$244,406	$211,719	$277,649
Non-cash items add/(deduct):
Depletion, depreciation and accretion		85,117	70,090	172,226	136,781
Changes in fair value of derivative instruments	12	7,247	(91,275)	13,591	42,057
Deferred income tax expense/(recovery)	10	21,136	71,701	45,006	81,483
Unrealized foreign exchange (gain)/loss on working capital	9	(527)	(3,292)	(712)	(2,121)
Share-based compensation and general and administrative	8, 11	4,625	5,634	11,988	10,294
Other expense/(income)	4	4,739	(97)	3,089	12,556
Amortization of debt issuance costs	5	394	351	788	704
Translation of U.S. dollar cash held in parent company	9	—	(125)	—	(115)
Investing activities in Other income		(340)	—	(662)	—
Asset retirement obligation settlements	6	(2,088)	(2,349)	(8,870)	(11,144)
Changes in non-cash operating working capital	13	(7,938)	(44,184)	(20,164)	(101,292)
Cash flow from/(used in) operating activities		186,598	250,860	427,999	446,852

Financing Activities
Drawings from/(repayment of) bank credit facilities	5	93,505	48,709	37,189	(55,700)
Repayment of senior notes	5	(59,600)	(79,600)	(59,600)	(79,600)
Purchase of common shares under Normal Course Issuer Bid	11	(54,778)	(92,928)	(109,338)	(130,135)
Share-based compensation – tax withholdings settled in cash	11	(28)	—	(16,420)	(11,567)
Dividends	11	(11,756)	(9,940)	(23,749)	(17,858)
Cash flow from/(used in) financing activities		(32,657)	(133,759)	(171,918)	(294,860)

Investing Activities
Capital and office expenditures	13	(174,882)	(115,040)	(268,805)	(190,067)
Canadian divestments	4, 13	7,043	—	12,234	—
Property and land acquisitions		(1,638)	(1,469)	(3,386)	(3,410)
Property and land divestments		(94)	(4,462)	2,639	2,119
Cash flow from/(used in) investing activities		(169,571)	(120,971)	(257,318)	(191,358)
Effect of exchange rate changes on cash and cash equivalents		527	6,545	712	3,424
Change in cash and cash equivalents		(15,103)	2,675	(525)	(35,942)
Cash and cash equivalents, beginning of period		52,578	22,731	38,000	61,348
Cash and cash equivalents, end of period		$37,475	$25,406	$37,475	$25,406

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

4               ENERPLUS 2023 Q2 REPORT

        NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements (“interim Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (the “Company” or “Enerplus”) including its Canadian and United States (“U.S.”) subsidiaries. Enerplus is a North American crude oil and natural gas exploration and production company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ corporate offices are located in Calgary, Alberta, Canada and Denver, Colorado, United States.

2) BASIS OF PREPARATION

Enerplus’ interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the three and six months ended June 30, 2023 and the 2022 comparative periods. Certain prior period amounts have been reclassified to conform with current period presentation. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus’ annual audited Consolidated Financial Statements as of December 31, 2022.

The functional currency of the parent company changed from Canadian dollars to U.S. dollars effective January 1, 2023. This was the result of a gradual change in the primary economic environment in which the entity operates, culminating in the sale of Enerplus’ remaining Canadian operating assets at the end of 2022. This has triggered a prospective change as of January 1, 2023 in functional currency of the parent entity to U.S. dollars, consistent with the functional currency of its U.S. subsidiaries. All assets and liabilities held by the parent company were translated at the exchange rate at December 31, 2022 to determine opening balances in U.S. dollars.  Amounts that are part of Shareholders’ Equity of the parent company are translated at historical exchange rates. Monetary assets and liabilities denominated in Canadian dollars will be revalued at current exchange rates at each reporting period. Upon settlement and/or realization of Canadian dollar denominated assets and liabilities, there may be realized foreign exchange gains and losses depending on the change in the foreign exchange rate when the transaction was originally recorded and the final settlement date.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

In preparing these financial statements, Enerplus is required to make estimates and assumptions and use judgement. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgement used in the preparation of the financial statements are described in the Company’s annual audited Consolidated Financial Statements as of December 31, 2022.

3) PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
At June 30, 2023		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Crude oil and natural gas properties(1)	$7,539,052	$(6,051,730)	$1,487,322
Other capital assets	100,553	(90,716)	9,837
Total PP&E	$7,639,605	$(6,142,446)	$1,497,159

		Accumulated Depletion,
At December 31, 2022		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Crude oil and natural gas properties(1)	$7,214,993	$(5,892,089)	$1,322,904
Other capital assets	99,283	(88,598)	10,685
Total PP&E	$7,314,276	$(5,980,687)	$1,333,589
(1)	All of the Company’s unproved properties are included in the full cost pool.

ENERPLUS 2023 Q2 REPORT               5

4) DIVESTMENTS

In the fourth quarter of 2022, the Company divested substantially all of its Canadian assets in two transactions for total adjusted proceeds of $213.0 million after purchase price adjustments and transaction costs. These transactions resulted in a $151.9 million gain on asset divestments on the Consolidated Statements of Income/(Loss) in the fourth quarter of 2022.

At June 30, 2023, the current and long-term portion of the outstanding loan receivable from one of the purchasers of $16.8 million and $5.3 million, respectively (December 31, 2022 – $17.7 million and $13.4 million, respectively), have been recorded as part of Other current assets and Other long-term assets on the Condensed Consolidated Balance Sheets.

At June 30, 2023, the common shares of one of the purchasers had a fair value of $20.1 million (December 31, 2022 – $23.1 million) resulting in unrealized losses of $5.0 million and $3.5 million for the three and six months ended June 30, 2023, respectively, recognized in Other expense/(income) on the Condensed Consolidated Statements of Income/(Loss). The fair value of the marketable securities has been recorded as part of Other current assets on the Condensed Consolidated Balance Sheets.

5) DEBT

($ thousands)	June 30, 2023	December 31, 2022
Current:
Senior notes	$80,600	$80,600
Long-term:
Bank credit facilities	93,505	56,316
Senior notes	63,000	122,600
Total debt	$237,105	$259,516

Bank Credit Facilities

Enerplus has two senior unsecured, covenant-based, sustainability linked lending (“SLL”) bank credit facilities. The first is a $900 million facility with $50 million maturing on October 31, 2025 and $850 million maturing on October 31, 2026. The second facility for $365 million matures on October 31, 2025. Debt issuance costs of $2.4 million in relation to the SLL bank credit facilities were netted against the bank credit facilities at June 30, 2023. For the three and six months ended June 30, 2023, total amortization of debt issuance costs amounted to $0.4 million and $0.8 million, respectively (2022 – $0.3 million and $0.7 million, respectively).

Senior Notes

During the three months ended June 30, 2023, Enerplus made its fourth $59.6 million principal repayment on its 2012 senior notes. The terms and rates of the Company’s outstanding senior notes are provided below:

				Original	Remaining
			Coupon	Principal	Principal
Issue Date	Interest Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	4 equal annual installments beginning September 3, 2023	3.79%	$200,000	$84,000
May 15, 2012	May 15 and Nov 15	1 final installment on May 15, 2024	4.40%	$355,000	$59,600
		Total carrying value at June 30, 2023			$ 143,600

Capital Management

Enerplus' capital consists of cash and cash equivalents, debt and shareholders' equity. The Company’s objective for managing capital is to prioritize balance sheet strength while maintaining flexibility to repay debt, fund sustaining capital, return capital to shareholders or fund future production growth. Capital management measures are useful to investors and securities analysts in analyzing operating and financial performance, leverage, and liquidity. Enerplus’ key capital management measures are as follows:

6               ENERPLUS 2023 Q2 REPORT

a)	Net debt

Enerplus calculates net debt as current and long-term debt associated with senior notes plus any outstanding bank credit facility balances, minus cash and cash equivalents.

($ thousands)	June 30, 2023	December 31, 2022
Current portion of long-term debt	$80,600	$80,600
Long-term debt	156,505	178,916
Total debt	$237,105	$259,516
Less: Cash and cash equivalents	(37,475)	(38,000)
Net debt	$199,630	$221,516

b)	Adjusted funds flow

Adjusted funds flow is calculated as cash flow from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Cash flow from/(used in) operating activities	$186,598	$250,860	$427,999	$446,852
Asset retirement obligation settlements	2,088	2,349	8,870	11,144
Changes in non-cash operating working capital	7,938	44,184	20,164	101,292
Adjusted funds flow	$196,624	$297,393	$457,033	$559,288

c)	Net debt to adjusted funds flow ratio

The net debt to adjusted funds flow ratio is calculated as net debt divided by a trailing twelve months of adjusted funds flow.

($ thousands)	June 30, 2023	December 31, 2022
Net debt	$199,630	$221,516
Trailing adjusted funds flow	1,128,034	1,230,289
Net debt to adjusted funds flow ratio	0.2x	0.2x

6) ASSET RETIREMENT OBLIGATION (“ARO”)

($ thousands)	June 30, 2023	December 31, 2022
Balance, beginning of year	$114,662	$132,814
Change in estimates	7,782	48,419
Property acquisition and development activity	2,806	3,985
Divestments	—	(58,284)
Settlements	(8,870)	(17,401)
Government assistance	—	(1,744)
Accretion expense	2,670	6,873
Balance, end of period	$119,050	$114,662

Enerplus has estimated the present value of its ARO to be $119.1 million at June 30, 2023 based on a total undiscounted uninflated liability of $273.3 million (December 31, 2022 – $114.7 million and $262.4 million, respectively).

During 2022, Enerplus benefited from provincial government assistance to support the clean-up of inactive or abandoned crude oil and natural gas wells. These programs provided direct funding to oil field service contractors engaged by Enerplus to perform abandonment, remediation, and reclamation work. The funding received by the contractor is reflected as a reduction to ARO. For the three and six months ended June 30, 2022, Enerplus benefited from $0.1 million and $0.5 million, respectively, in government assistance, which has been recorded as part of Other expense/(income) in the Condensed Consolidated Statements of Income/(Loss).

For the six months ended June 30, 2022, Enerplus recognized $13.1 million as part of Other expense/(income) in the Condensed Consolidated Statements of Income/(Loss) to fund abandonment and reclamation obligation requirements on previously disposed of assets.

ENERPLUS 2023 Q2 REPORT               7

7)  CRUDE OIL AND NATURAL GAS SALES

Crude oil and natural gas sales by country and by product for the three and six months ended June 30, 2023 and 2022 are as follows:

Three months ended June 30, 2023			Natural	Natural gas liquids
($ thousands)	Total revenue	Crude oil(1)	gas(1)	and other(1)(2)
United States	$350,939	$313,729	$21,967	$15,243

Three months ended June 30, 2022			Natural	Natural gas liquids
($ thousands)	Total revenue	Crude oil(1)	gas(1)	and other(1)(2)
United States	$578,260	$433,774	$119,972	$24,514
Canada	49,757	43,449	4,481	1,827
Total	$628,017	$477,223	$124,453	$26,341

Six months ended June 30, 2023			Natural	Natural gas liquids
($ thousands)	Total revenue	Crude oil(1)	gas(1)	and other(1)(2)
United States	$764,121	$639,190	$92,328	$32,603

Six months ended June 30, 2022			Natural	Natural gas liquids
($ thousands)	Total revenue	Crude oil(1)	gas(1)	and other(1)(2)
United States	$1,050,507	$791,431	$207,468	$51,608
Canada	90,662	79,996	7,262	3,404
Total	$1,141,169	$871,427	$214,730	$55,012
(1)	U.S. sales of crude oil, natural gas and natural gas liquids relate primarily to the Company’s North Dakota and Marcellus properties. Canadian crude oil sales relate primarily to the Company’s waterflood properties in 2022. Substantially all of the Canadian assets were disposed of in the fourth quarter of 2022.
(2)	Includes third party processing income of nil for the three and six months ended June 30, 2023 (2022 - $0.1 million and $0.3 million, respectively).

8) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
General and administrative expense excluding share-based compensation(1)	$10,304	$9,291	$23,165	$20,394
Share-based compensation expense	4,770	5,396	11,341	11,874
General and administrative expense	$15,074	$14,687	$34,506	$32,268
(1)	Includes a non-cash lease credit of $104 and $200 for the three and six months ended June 30, 2023 (2022 – credit of $99 and $194, respectively).

9)   FOREIGN EXCHANGE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Realized:
Foreign exchange (gain)/loss	$(267)	$185	$(179)	$(109)
Foreign exchange (gain)/loss on U.S. dollar cash held in parent company	—	(125)	—	(115)
Unrealized:
Foreign exchange (gain)/loss on Canadian dollar working capital in parent company	(527)	—	(712)	—
Foreign exchange (gain)/loss on U.S. dollar working capital in parent company	—	(3,292)	—	(2,121)
Foreign exchange (gain)/loss	$(794)	$(3,232)	$(891)	$(2,345)

8               ENERPLUS 2023 Q2 REPORT

10) INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Current tax
United States	$3,500	$12,000	$14,500	$17,000
Canada	—	—	—	—
Current tax expense/(recovery)	3,500	12,000	14,500	17,000
Deferred tax
United States	$14,752	$73,898	$33,904	$130,366
Canada	6,384	(2,197)	11,102	(48,883)
Deferred tax expense/(recovery)	21,136	71,701	45,006	81,483
Income tax expense/(recovery)	$24,636	$83,701	$59,506	$98,483

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gain and losses, and share-based compensation.

The Company's deferred income tax asset recorded in Canada is $143.9 million offset by a deferred income tax liability in the U.S. of $89.3 million at June 30, 2023 (December 31, 2022 – $155.0 million deferred income tax asset in Canada offset by a $55.4 million deferred income tax liability in the U.S.).

11) SHAREHOLDERS’ EQUITY

a) Share Capital

	Six months ended		Year ended
Authorized unlimited number of common shares issued:	June 30, 2023		December 31, 2022
(thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	217,285	$2,837,329	243,852	$3,094,061

Issued/(Purchased) for cash:
Purchase of common shares under Normal Course Issuer Bid	(7,340)	(68,503)	(27,925)	(266,694)

Non-cash:
Share-based compensation – treasury settled(1)	1,306	7,262	1,358	9,962
Balance, end of period	211,251	$2,776,088	217,285	$2,837,329
(1)	The amount of shares issued on long-term incentive settlement is net of employee withholding taxes.

Dividends declared to shareholders for the three and six months ended June 30, 2023 were $11.8 million and $23.8 million, respectively (2022 – $9.9 million and $17.9 million, respectively). Subsequent to the quarter, the Board of Directors approved a 9% increase to the quarterly dividend to $0.060 per share to be effective for the September 2023 payment.

During the three months ended June 30, 2023, 3.8 million common shares were repurchased and cancelled under the NCIB at an average price of $14.45 per share, for total consideration of $54.8 million. Of the amount paid, $35.7 million was charged to share capital and $19.1 million was added to accumulated deficit. During the six months ended June 30, 2023, 7.3 million common shares were repurchased and cancelled under the NCIB at an average price of $14.89 per share, for total consideration of $109.3 million. Of the amount paid, $68.5 million was charged to share capital and $40.8 million was added to accumulated deficit.

During the three months ended June 30, 2022, 7.1 million common shares were repurchased and cancelled under the NCIB at an average price of $13.13 per share, for total consideration of $92.9 million. Of the amount paid, $69.1 million was charged to share capital and $23.8 million was added to accumulated deficit. During the six months ended June 30, 2022, 10.2 million common shares were repurchased and cancelled under the NCIB at an average price of $12.74 per share, for total consideration of $130.1 million. Of the amount paid, $100.4 million was charged to share capital and $29.7 million was added to accumulated deficit.

ENERPLUS 2023 Q2 REPORT               9

Subsequent to June 30, 2023, the Company completed its NCIB program and repurchased 0.5 million common shares under the current NCIB at an average price of $14.63 per share, for total consideration of $7.9 million.

Subsequent to the quarter, on August 4, 2023, the Company filed a short form base shelf prospectus (the “Shelf Prospectus”) with securities regulatory authorities in each of the provinces and territories of Canada and a Registration Statement with the U.S. Securities and Exchange Commission. The Shelf Prospectus allows Enerplus to offer and issue common shares, preferred shares, warrants, subscription receipts and units by way of one or more prospectus supplements during the 25-month period that the Shelf Prospectus remains valid.

b) Share-based Compensation

The following table summarizes Enerplus’ share-based compensation expense, which is included in General and administrative expense on the Condensed Consolidated Statements of Income/(Loss):

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Cash:
Long-term incentive plans (recovery)/expense	$41	$296	$(847)	$2,394
Non-Cash:
Long-term incentive plans (recovery)/expense	4,729	5,733	12,188	10,488
Equity swap (gain)/loss	—	(633)	—	(1,008)
Share-based compensation expense	$4,770	$5,396	$11,341	$11,874

Long-term Incentive (“LTI”) Plans

The following table summarizes the Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”), Director Deferred Share Unit (“DSU”) and Director RSU (“DRSU”) activity for the six months ended June 30, 2023:

	Cash-settled LTI plans	Equity-settled LTI plans
(thousands of units)	DSU/DRSU	PSU(1)	RSU	Total
Balance, beginning of year	633	3,689	2,321	6,643
Granted	77	500	483	1,060
Vested	(170)	(996)	(1,193)	(2,359)
Forfeited	—	—	(30)	(30)
Balance, end of period	540	3,193	1,581	5,314
(1)	Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the three and six months ended June 30, 2023, the Company recorded a cash share-based compensation recovery of $0.1 million and $0.8 million, respectively (2022 – $0.3 million and $2.4 million expense, respectively).

At June 30, 2023, a liability of $7.8 million (December 31, 2022 – $11.1 million) with respect to the Director DSU and DRSU Plans has been recorded to Accounts payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date, which is recorded as Paid-in capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At June 30, 2023 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$21,250	$14,108	$35,358
Unrecognized share-based compensation expense	8,544	6,850	15,394
Fair value	$29,794	$20,958	$50,752
Weighted-average remaining contractual term (years)	1.3	1.3
(1)	Includes estimated performance multipliers.

10               ENERPLUS 2023 Q2 REPORT

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the three and six months ended June 30, 2023, nil and $16.4 million, respectively (2022 – nil and $11.6 million, respectively) in cash withholding taxes were paid.

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended June 30,		Six months ended June 30,
(thousands, except per share amounts)	2023	2022	2023	2022
Net income/(loss)	$74,233	$244,406	$211,719	$277,649

Weighted average shares outstanding – Basic	213,790	239,277	215,289	241,022
Dilutive impact of share-based compensation	5,942	7,939	5,987	7,935
Weighted average shares outstanding – Diluted	219,732	247,216	221,276	248,957
Net income/(loss) per share
Basic	$0.35	$1.01	$0.98	$1.15
Diluted	$0.34	$0.99	$0.96	$1.12

12) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At June 30, 2023, the carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximated their fair value due to the short-term nature of these instruments. The fair values of the bank credit facilities approximate their carrying values as they bear interest at floating rates and the credit spread approximates current market rates.

At June 30, 2023, the senior notes had a carrying value of $143.6 million and a fair value of $133.4 million (December 31, 2022 – $203.2 million and $189.5 million, respectively). The fair value of the senior notes is estimated based on the amount that Enerplus would have to pay a third party to assume the debt, including the credit spread for the difference between the issue rate and the period end market rate. The period end market rate is estimated by comparing the debt to new issuances (secured or unsecured) and secondary trades of similar size and credit statistics for both public and private debt.

At June 30, 2023, the loan receivable had a carrying value of $22.1 million and a fair value of $21.4 million (December 31, 2022 – $31.1 million and $31.6 million, respectively). The fair value of the loan receivable is estimated based on the amount that Enerplus would receive from a third party to assume the loan, including the difference between the coupon rate and the period end market rate for loan receivables of similar terms and credit risk.

The fair value of marketable securities are considered level 1 fair value measurements, while the derivative contracts, senior notes, bank credit facilities and loan receivable are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value associated with equity and commodity contracts for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,		Income Statement
Unrealized Gain/(Loss) ($ thousands)	2023	2022	2023	2022	Presentation
Equity Swaps	$—	$633	$—	$1,008	G&A expense
Commodity Contracts:
Crude oil	1,480	68,513	5,223	(27,193)	Commodity derivative
Natural gas	(8,727)	22,129	(18,814)	(15,872)	instruments
Total unrealized gain/(loss)	$(7,247)	$91,275	$(13,591)	$(42,057)

ENERPLUS 2023 Q2 REPORT               11

The following table summarizes the effect of Enerplus’ commodity contracts on the Condensed Consolidated Statements of Income/(Loss):

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Unrealized change in fair value gain/(loss)	$(7,247)	$90,642	$(13,591)	$(43,065)
Net realized cash gain/(loss)	14,208	(138,195)	48,517	(211,298)
Commodity contracts gain/(loss)	$6,961	$(47,553)	$34,926	$(254,363)

The following table summarizes the presentation of fair values on the Condensed Consolidated Balance Sheets:

	June 30, 2023		December 31, 2022
	Assets	Liabilities	Assets	Liabilities
($ thousands)	Current	Current	Current	Current
Commodity Contracts:
Crude oil	$8,269	$2,195	$9,834	$10,421
Natural gas	7,894	—	26,708	—
Total	$16,163	$2,195	$36,542	$10,421

The fair value of commodity contracts is estimated based on commodity and option pricing models that incorporate various factors including forecasted commodity prices, volatility and the credit risk of the entities party to the contract. Changes and variability in commodity prices over the term of the contracts can result in material differences between the estimated fair value at a point in time and the actual settlement amounts.

At June 30, 2023, the fair value of Enerplus’ commodity contracts totaled a net asset of $14.0 million (December 31, 2022 – net asset of $26.1 million).

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates, equity prices, credit risk, liquidity risk, and the risks associated with environmental/climate change risk, social and governance regulation, and compliance.

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes.

The following tables summarize Enerplus’ price risk management positions at August 8, 2023:

Crude Oil Instruments:

Instrument Type(1)(2)	Jul 1, 2023 - Oct 31, 2023		Nov 1, 2023 - Dec 31, 2023
	bbls/day	$/bbl	bbls/day	$/bbl
WTI Purchased Put	5,000	85.00	5,000	85.00
WTI Sold Put	5,000	65.00	5,000	65.00
WTI Sold Call	5,000	128.16	5,000	128.16
Brent – WTI Spread	10,000	5.47	10,000	5.47
WTI Purchased Swap	250	64.85	—	—
WTI Sold Swap(3)	250	42.10	—	—
WTI Purchased Put(3)	2,000	5.00	2,000	5.00
WTI Sold Call(3)	2,000	75.00	2,000	75.00
(1)	The total average deferred premium spent on the Company’s outstanding crude oil contracts is $1.07/bbl from July 1, 2023 – December 31, 2023.
(2)	Transactions with a common term have been aggregated and presented at weighted average prices and volumes.
(3)	Outstanding commodity derivative instruments acquired as part of the Company’s acquisition of Bruin E&P Holdco, LLC completed in 2021.

12               ENERPLUS 2023 Q2 REPORT

Natural Gas Instruments:

Instrument Type(1)	July 1, 2023 – Oct 31, 2023
	MMcf/day	$/Mcf
NYMEX Purchased Put	50.0	4.05
NYMEX Sold Call	50.0	7.00
(1)	Transactions with a common term have been aggregated and presented at weighted average prices/Mcf.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk as it relates to certain activities transacted in Canadian dollars. The parent company and its subsidiaries have a U.S. dollar functional currency, and the parent company has both U.S. and Canadian dollar transactions. Canadian denominated monetary assets and liabilities are subject to revaluation from the source currency of Canadian dollars to the functional currency of U.S. dollars, generating realized and unrealized foreign exchange (gains)/losses in the Condensed Consolidated Statements of Income/(Loss).

Following the change in functional currency of the parent company to U.S. dollars on January 1, 2023, the net investment hedge on the U.S. dollar denominated debt held in the parent entity for the U.S. subsidiaries was no longer required. Previously, the unrealized foreign exchange gains and losses arising from the translation of the debt were recorded in Other Comprehensive Income/(Loss), net of tax, and were limited by the cumulative translation gain or loss on the net investment in the U.S. subsidiaries. For the three and six months ended June 30, 2023, there were no unrealized foreign exchange gains or losses recorded in Other Comprehensive Income/(Loss) compared to an unrealized loss of $14.1 million and $8.7 million, respectively on Enerplus’ U.S. denominated senior notes and bank credit facilities for the three and six months ended June 30, 2022.

Interest Rate Risk:

The Company’s senior notes bear interest at fixed rates while the bank credit facilities bear interest at floating rates. At June 30, 2023, approximately 61% of Enerplus’ debt was based on fixed interest rates and 39% on floating interest rates (December 31, 2022 – 78% fixed and 22% floating), with a weighted average interest rates of 4.0% and 6.4%, respectively (December 31, 2022 – 4.1% and 5.7%, respectively). At June 30, 2023, Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 11. The Company may enter into various equity swaps to fix the future settlement cost on a portion of its cash settled LTI plans. At June 30, 2023 and December 31, 2022, Enerplus did not have any equity swaps outstanding.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing, divestments and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the volatility in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum credit exposure consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At June 30, 2023, approximately 90% of Enerplus’ marketing receivables were with companies considered investment grade (December 31, 2022 – 90%).

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Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus’ allowance for doubtful accounts balance at June 30, 2023 was $3.9 million (December 31, 2022 – $2.9 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and cash equivalents) and shareholders’ capital. Enerplus’ objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current crude oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, as well as acquisition and divestment activity.

At June 30, 2023, Enerplus was in full compliance with all covenants under the bank credit facilities and outstanding senior notes. If the Company breaches or anticipates breaching its covenants, the Company may be required to repay, refinance, or renegotiate the terms of the debt.

iv) Climate Change Risk

Enerplus is exposed to climate change risks through changing regulation, potential access to capital, capital spending plans and the impact of climate related events on the Company’s financial position. There have been no material changes since management’s risk assessment at December 31, 2022.

13)   SUPPLEMENTAL CASH FLOW INFORMATION

a)	Changes in Non-Cash Operating Working Capital

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Accounts receivable	$(9,170)	$(105,492)	$35,716	$(160,083)
Other assets – operating	3,549	487	9,290	4,792
Accounts payable – operating	(2,317)	60,821	(65,170)	53,999
Non-cash operating activities	$(7,938)	$(44,184)	$(20,164)	$(101,292)

b)	Changes in Non-Cash Investing Working Capital

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Accounts payable – investing(1)	$666	$17,984	$39,615	$42,290
Other current assets – investing(1)	6,824	—	12,439	—
Non-cash investing activities	$7,490	$17,984	$52,054	$42,290
(1)	Relates to changes in Accounts payable and Other current assets for capital and office expenditures and included in Capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Settlement on divestment(1)	$—	$13,053	$—	$13,053
(1)	Relates to funding abandonment and reclamation obligation requirements on previously disposed assets.

14               ENERPLUS 2023 Q2 REPORT

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Loan receivable	$4,607	$—	$9,476	$—
Accounts receivable	1,162	—	1,162	—
Non-cash working capital – Canadian divestments(1)	$5,769	$—	$10,638	$—
(1)	Refer to Note 4.

c)	Cash Income Taxes and Interest Payments

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2023	2022	2023	2022
Income taxes paid	$15,232	$2,607	$15,235	$2,614
Interest paid	$4,156	$7,193	$7,109	$12,399

ENERPLUS 2023 Q2 REPORT               15